Via Facsimile and U.S. Mail
Mail Stop 03-09


May 6, 2005


Mr. William Allender
Chief Financial Officer
Cytomedix, Inc.
416 Hungerford Drive
Rockville, Maryland 20850


Re:	Cytomedix, Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 000-28443

Dear Mr. Allender:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the year ended December 31, 2004

Statements of Operations, page F-4
1. We acknowledge your disclosure on page 10 wherein you assert existing activities are not considered research and development. In your response, please expand on your assertion by analyzing the guidelines provided by paragraphs 8 and 9 of FAS 2 as it relates to your activities.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies, Basis of
Presentation, page F-19

Note 9 - Intangible Assets, page F-25
2. We acknowledge your accounting policy disclosure on page F-19 wherein you indicate excess reorganization value will be treated
"similar to goodwill." We also acknowledge you are a development stage enterprise, as explained on page 16 of your MD&A.

We note that paragraph 9 of FAS 142 does not allow for goodwill recognition from a transaction unless it results from a business combination. Furthermore, footnote 4 of FAS 141 refers to EITF 98-3 to define when net assets constitute a business. In so doing, paragraph 6(f) of EITF 98-3 clarifies "if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business." In light of your reference to SOP 90-7, we believe the aforementioned pronouncements provide the highest level of accounting guidance for your facts and circumstances.

Please provide us your analysis supporting the recognition of excess reorganization value considering your status as a development stage enterprise; in your response please identify specific portions of accounting literature supporting your position.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jason Lawson, staff accountant, at (202)
824-
5226 or Kevin Woody, Branch Chief, at (202) 942-7332 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
Mr. William Allender
Cytomedix, Inc.
Page 1